Date: February 25, 2022

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Re:         Purthanol Resources Limited

Amendment No. 1 to Registration Statement on Form 10-12G

Filed January 12, 2022

File No. 000-33271

In response to your letter dated January 26, 2022, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Purthanol Resources Ltd. (the “Company”). Amendment No. 2 to the Form 10 is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s January 26, 2022 letter in italicized text immediately before our response.

General

1.	We note your response to comment 2. Please disclose in the Form 10 that the company is a delinquent filer and disclose any material impact this may have on your business and securities.

Response: We have disclosed that the company is a delinquent filer and disclose any material impact this may have on your business and securities by adding a risk factor as follows:

“We are a delinquent filer which may inhibit our ability to raise capital.

We are a delinquent filer. If a delinquent filer fails to submit its periodic reports, the SEC may revoke the registration of the reporting company.

Further, we need to seek capital from resources such as private placements in the Company’s common stock or debt financing, which may not even be available to the Company. However, if such financing were available, because we are a delinquent filer, it would likely have to pay additional costs associated with such financing and in the case of high-risk loans be subject to an above market interest rate. If the company cannot raise additional proceeds via such financing, it may be required to cease business operations and you entire investment could be lost.”

Item 13. Financial Statements and Supplementary Data, page 14

2.	We note your response to comment 3. Please revise your Form 10 to include interim financial statements for the quarterly periods in the year ended November 30, 2021 pursuant to Article 8-08 of Regulation S-X.

Response: The Form 10 has been revised to include audited financial statements pursuant to Article 8.08 of Regulation S-X.

3. We note several revisions to your previously filed financial statements, as well as the Item 4.02 8-K filed on December 14, 2021. Please revise your filing to include the disclosures required by ASC 250-10-50-7 through 50-10.

Response: We have revised our disclosure in accordance with your request.

Sincerely,

/s/ Leo Stella

President